PROCESSED
MAY 06 2005
THOMSON FINANCIAL




VF 4-28-05

SEC 05040176 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 53681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brentwood Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5300 Virginia Way, Suite 100
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Murphy (615) 570-1728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 150749 (Address) Nashville, (City) TN (State) 37215 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 19 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brentwood Capital Advisors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

My Commission Expires April 26, 2005

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **Not required**
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Brentwood
Capital Advisors

BRENTWOOD CAPITAL ADVISORS, LLC

Financial Statements

December 31, 2004

Table of Contents


PRICE CPAs
CONSULTING • PLANNING • ACCOUNTING

Independent Auditors' Report

The Members
Brentwood Capital Advisors, LLC
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC as of December 31, 2004, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentwood Capital Advisors, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Nashville, Tennessee
January 25, 2005

PRICE CPAs, PLLC

3813 Cleghorn Avenue
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the American Institute of Certified Public Accountants

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 197,647
Accounts receivable	63,063
	260,710
PROPERTY, PLANT AND EQUIPMENT, net	18,652
NOTES RECEIVABLE- MEMBERS	100,000
TOTAL ASSETS	$ 379,362

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 167,192
MEMBERS' EQUITY	212,170
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 379,362

See Independent Auditors' Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2004

REVENUE	$ 1,651,375
OPERATING EXPENSES	1,014,551
Operating Income	636,824
OTHER INCOME (DEDUCTIONS)	
Other Income	524
Bonuses	(717,423)
401k Profit Sharing	(121,030)
Other Deductions	(837,929)
NET LOSS	(201,105)
MEMBERS' EQUITY AT BEGINNING OF YEAR	313,275
Contributions from Members	100,000
MEMBERS' EQUITY AT END OF YEAR	$ 212,170

See Independent Auditors' Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (201,105)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	11,109
Increase in operating assets:	
Accounts receivable	(33,516)
Increase in operating liabilities:	
Accounts payable and accrued expenses	111,312
Total adjustments	88,905
Net cash used by operating activities	(112,200)
NET DECREASE IN CASH	(112,200)
CASH - BEGINNING OF YEAR	309,847
CASH - END OF YEAR	$ 197,647
Supplemental Information	
Non-cash capital contributions	$ 100,000

See Independent Auditors' Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Notes to the Financial Statements
December 31, 2004

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC ("the Company") is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors and providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD").

Basis of presentation

The financial statements are prepared on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided over the assets' estimated useful lives using the declining-balance method. Estimated useful lives range from 5-7 years.

Income taxes

The Company is a limited liability company and as such all federal taxable income and loss passes through to the members for inclusion in their income tax returns. The Company recognizes only state income taxes as an expense in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred state income taxes payable or refundable at the date of the financial statements.

Revenue recognition

Fees related to private placements of senior and subordinate debt and equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

Marketing and promotion costs

Marketing and promotion costs are expensed as incurred and amounted to $37,064 in 2004.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Financial Instruments

The fair value of the Company's financial instruments approximates carrying values.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Federal Depository Insurance Corporation (FDIC) insures deposits at financial institutions up to $100,000. The Company maintains balances in financial institutions that, at times, exceed these federally insured limits.

NOTE 3 - PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net as of December 31, 2004 is as follows:

Office Equipment	$ 33,628
Furniture and fixtures	29,486
	63,114
Accumulated depreciation	(44,462)
	$ 18,652

BRENTWOOD CAPITAL ADVISORS, LLC
Notes to the Financial Statements
December 31, 2004

NOTE 4 - 401(K) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion but cannot exceed the amount deductible for federal income tax purposes. The 401(k) profit sharing expense amounted to $121,030 for 2004.

NOTE 5 - INCOME TAXES

State net operating loss carryforwards of the Company approximate $504,598 at December 31, 2004 and are generally available for use through 2019.

A deferred income tax asset of $30,276 at December 31, 2004 resulted from the state net operating loss carryforwards. A valuation allowance of $30,276 at December 31, 2004 was established to reduce the deferred income tax asset to zero at December 31, 2004. This reduction is provided due to the uncertainty of the Company's ability to utilize the state net operating loss carryforwards before they expire.

NOTE 6 - LEASE COMMITMENTS

The Company utilizes office space under an operating lease. Rent expense under this lease amounted to $58,986 in 2004. A summary of future minimum payments under this lease as of December 31, 2004 is as follows:

Year	Amount
2005	$ 56,728
2006	9,486
	$ 66,214

NOTE 7 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $11,146. At December 31, 2004, the Company had net capital as defined of $30,455.

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2004

Salaries and benefits	$ 789,456
Advertising and promotion	37,064
Depreciation	11,109
Dues and subscriptions	4,315
Legal and professional	28,609
Licenses, bonds, and fees	300
Insurance	47,070
Miscellaneous	194
Office expenses	11,886
Rent	58,986
Repairs and maintenance	2,651
Other taxes	4,042
Telephone	12,903
Travel and entertainment	5,966
	$ 1,014,551

Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Total members' equity	$ 212,170
Less nonallowable assets and haircuts:	
Property and equipment, net	18,652
Notes Receivable – members	100,000
Accounts Receivable	63,063
Total nonallowable assets and haircuts	181,715
Net capital	30,455
Net capital required	11,146
Excess net capital	$ 19,309
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2004)	
Excess as reported in Company's Part II FOCUS report	$ 143,983
Difference between the greater of minimum net capital based on 6-2/3% of aggregate indebtedness vs. minimum of $5,000	(6,146)
2004 401k Profit Sharing contribution previously unrecorded	(118,528)
	$ 19,309

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2004

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2004

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2004

Not Applicable

BRENTWOOD CAPITAL ADVISORS, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
December 31, 2004

None



Independent Auditors' Report On Internal Control Required by SEC Rule17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
Brentwood Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Brentwood Capital Advisors, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICE CPAs, PLLC

3813 Cleghorn Avenue
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the American Institute of Certified Public Accountants

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rivi CPAs

Nashville, Tennessee
January 25, 2005